Mail Stop 3561

March 1, 2007

Mr. Stephen I. Sadove
Chief Executive Officer
Saks Incorporated
750 Lakeshore Parkway
Birmingham, Alabama 35211

> **RE: Saks Incorporated**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2006**
> **Form 10-Q for Fiscal Quarter Ended July 30, 2006**
> **File No. 1-13113**

Dear Mr. Sadove:

        We have reviewed your response to our January 12, 2007 letter and have the following comment. Please provide us with the additional information requested below so we may better understand your disclosure. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended January 28, 2006

Note 4. Proprietary Credit Card Receivables, page F-16

1. We reviewed your responses to comments 1.b. and 1.c. in our comment letter dated January 12, 2007. You say you considered the guidance in EITF 02-16 and believe that the fees received from HSBC, including a total of approximately $12 million related to a percentage of the finance charge income earned by HSBC and the $7 million annual marketing contribution serve to reimburse the specifically identifiable costs incurred associated with the proprietary credit card program. In Note 4 you show components of the credit contribution included in SG&A of $73,050,000 in 2005 and $73,869,000 in 2004. Please tell us whether you have specifically identifiable costs for all of the amounts recorded as expense reimbursements and netted against SG&A. Please provide details of the nature of such costs and how you are able to specifically identify them. Please refer to EITF 02-16, Issue 1.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, Donna DiSilvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

William H. Thompson
Branch Chief